Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the capital increase by Oi S.A. (“Oi”) and the transfer to Oi of the shares of PT Portugal, SGPS, S.A. in connection therewith, (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“CorpCo”), on the one hand, and Oi, on the other hand, and/or (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

Forward-looking statements:  This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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Explanatory note:  On May 5, 2014, Oi S.A. (“Oi”) completed a capital increase (the “Oi Capital Increase”) as a step of the proposed business combination among Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), Oi and Telemar Participações S.A. (“TmarPart”) (the “Business Combination”), pursuant to which Oi issued (1) common shares and preferred shares of Oi for cash to investors, with a priority right of subscription for existing holders in Brazil of common shares and preferred shares of Oi, and (2) common shares and preferred shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of its subsidiary, PT Portugal, SGPS, S.A., which, at the time of the transfer, owned (a) all of Portugal Telecom’s operating assets, except interests held directly or indirectly in Oi, Contax Participações S.A. and Portugal Telecom’s subsidiary Bratel B.V. (which holds certain cash and cash equivalents) and (b) all of Portugal Telecom’s liabilities at the time of the transfer (collectively, the “PT Assets”).

On May 14, 2014, Portugal Telecom filed a third amendment (the “Schedule 13D Amendment”) to its previously filed Statement on Schedule 13D (the “Initial Statement”) with the Securities and Exchange Commission (“SEC”) that updated information regarding the Business Combination previously reported in the Initial Statement with respect to the acquisition of additional common shares of Oi acquired by certain of the Reporting Persons (as defined in the Initial Statement, as amended) in the Oi Capital Increase and described other transactions carried out and/or to be carried out in the context of the Business Combination.

Exhibit 1 hereto sets forth excerpts from Items 3, 4 and 6 of the Schedule 13D Amendment containing these updates. Exhibit 2 hereto sets forth a copy of the waiver letter described in Item 6 of the Schedule 13D Amendment.

TABLE OF CONTENTS

1.              Excerpts from Items 3, 4 and 6 of the Schedule 13D Amendment filed by Portugal Telecom, SGPS, S.A. and certain of its affiliates on May 14, 2014.

2.              Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation, described in the Schedule 13D Amendment filed on May 14, 2014).